

Mail Stop 3628

August 12, 2009

David Robbins, Esq.
Bingham & McCutchen LLP
355 South Grand Avenue
Suite 4400
Los Angeles, CA 90071-3106

Re: Texas Industries, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed by Shamrock Activist Value Fund, L.P. et al.
Filed on August 6, 2009
File No. 1-04887

Dear Mr. Robbins:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General

1.   We note that this filing refers security holders to information to be contained in the company's proxy statement for the annual meeting. We presume that the participants intend to rely upon Rule 14a-5(c) to fulfill certain disclosure obligations. Please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. If the participants determine to disseminate their proxy statement prior to the distribution of the company's proxy statement, the participants must undertake to provide any omitted information to security

holders in the form of a proxy supplement. Please advise as to the participants' intent in this regard.

2.   Please confirm to us that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with a notice of internet availability informing them that the materials are available and explaining how to access those materials. Refer to Rule 14a-16 and Exchange Act Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

3.   Please advise us as to why Roy Patrick Disney, Susan Disney Lord, Abigail Edna Disney and Timothy J. Disney are not participants in the proxy solicitation and are not filing persons on the Schedule 13D. Refer to Instruction 3 to Item 4 of Schedule 14A and Rule 13d-3(a)(1) and (2).

4.   We note from the Schedule 13D that the participants own 10.2% of the common stock of Texas Industries. In an appropriate location, please include the information required by Item 7(b) of Schedule 14A and corresponding Item 405 of Regulation S-K.

5.   We note that your nominees are "committed to seeking changes designed to improve the Company's performance," "to reviewing strategic alternatives" and advocating "substantial operational improvements." Please revise to specifically describe these changes, strategic alternatives, and operational improvements.

Proposal I: Election of Directors, page 5

Background of SAVF Nominations and SAVF Proposals, page 6

6.   Please revise to describe the material details of any discussions or correspondence with the company's directors or management.

Reasons to Vote for the SAVF Nominees, page 7

7.   Please revise the first three bullets to include examples that support your assertions, as you have done in the fourth bullet. Please also revise to include quantitative support where applicable.

Effect of Electing SAVF Nominees, page 11

8.   Please revise to clarify that there is no assurance that the registrant's directors will serve with any of your nominees, if elected.

9.   We note the participants reserve the right to vote for unidentified substitute nominees. Advise us, with a view toward revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable

company advance notice bylaw. In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

The SAVF Proposals, page 12

10.   Please describe any direct or indirect interest in the declassification, majority voting or poison pill proposals. Refer to Item 5(b)(1) of Schedule 14A. For example, please describe any takeover plans or intentions. In addition, please address whether the declassification or majority voting proposals will affect the election of your nominees.

Proposal 2—Board Declassification Resolution, page 13

11.   Please revise to address how the proposal will affect the unexpired terms of directors elected to the board at or prior to the upcoming meeting and whether it will disqualify previously elected directors from completing their terms.

Proposal 3—Majority Voting Resolution, page 14

12.   We note that any incumbent director who fails to receive a majority vote in favor of their re-election will be required to resign. Please address how vacancies by resignation or by the failure to receive majority votes will be filled.

Proposal 4—Shareholder Vote on the Poison Pill Resolution, page 15

13.   Please revise to briefly describe the terms of the rights agreement.

Cost and Method of Solicitation, page 20

14.   We note that "employees, affiliates or representatives" may solicit proxies. Please revise to include all of the information required by Item 4(b)(2) and (3) of Schedule 14A.

Certain Information Concerning the Participants, page 21

15.   We note that Shamrock Partners has agreed to pay Michael M. Rubey a fee of 10% of any profits realized from Shamrock Activist Value Fund's investment in the company. Please describe how the "profits realized" will be calculated and describe any other material terms of the agreement.

Additional Information, page 24

16.   Please note that the participants in the solicitation are responsible for the reliability and completeness of the disclosures contained in this proxy statement, even if such disclosure has been derived from outside sources of information. Please remove the disclaimer in the last sentence in this section.

<u>Form of Proxy Card</u>

17.   Please revise the form of your proxy card to disclose that you are proposing the matters to be acted upon. Please see Rule 14a-4(a)(3).

18.   Please revise to indicate the color of the proxy card.

19.   We note that you state: "[t]his proxy will be valid until the sooner of one year from the date indicated on the reverse side hereof or the completion of the Annual Meeting." Please revise or advise us as to the purpose of this language and how this duration complies with Rule 14a-4(d)(3).

<u>Closing Information</u>

Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions